SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )


Hudson Hotels Corp.
(formerly, Microtel Franchise & Development Corp.)
(Name of Issuer)


Common Stock
(Title of Class of Securities)


443794102
(CUSIP Number)



Check the following box if a fee                       /X /
    is being paid with this statement

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") of otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on following pages)

Page 1 of 7 Pages

- ----------------------------              -------------------------
Cusip No.                          13G     Page 2 of  Pages
- ----------------------------              -------------------------
- -------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    OppenheimerFunds, Inc.

   I.R.S. NO. 13-2527171
- -------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                    A /   /

                    B / X /
- -------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Colorado
- -------------------------------------------------------------------
NUMBER OF           5.  SOLE VOTING POWER
SHARES                  0
BENEFICIALLY        -----------------------------------------------
OWNED BY            6.  SHARED VOTING POWER
EACH                    0
REPORTING           -----------------------------------------------
PERSON WITH         7.  SOLE DISPOSITIVE POWER
                        0
                    -----------------------------------------------
                    8.  SHARED DISPOSITIVE POWER
                        999,975
- -------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    999,975
- -------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES *
- -------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    0%
- -------------------------------------------------------------------
12. TYPE OF REPORTING PERSON
    IA
- -------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT!

- ----------------------------              -------------------------
Cusip No.                          13G     Page 3 of  Pages
- ----------------------------              -------------------------
- -------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Oppenheimer

   I.R.S. NO.
- -------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                    A /   /

                    B / X /
- -------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Colorado
- -------------------------------------------------------------------
NUMBER OF           5.  SOLE VOTING POWER
SHARES                  0
BENEFICIALLY        -----------------------------------------------
OWNED BY            6.  SHARED VOTING POWER
EACH                    0
REPORTING           -----------------------------------------------
PERSON WITH         7.  SOLE DISPOSITIVE POWER
                        0
                    -----------------------------------------------
                    8.  SHARED DISPOSITIVE POWER
                        999,975
- -------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    999,975
- -------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES *
- -------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    23.52%
- -------------------------------------------------------------------
12. TYPE OF REPORTING PERSON
    IV
- -------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT!




SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934

Check the following box if a fee
         is being paid with this statement  /X /

Item 1(a)               Name of Issuer:
                        Hudson Hotels Corp. (formerly Microtel Franchise & Development Corp.)

Item 1(b)               Address of Issuer's Principal Executive Offices:
                        One Airport Way
                        Suite 200
                        Rochester, NY 14624

Item 2(a)               Name of Person Filing:
                        OppenheimerFunds, Inc.

Item 2(b)               Address of Principal Business Office:
                        Two World Trade Center, Suite 3400
                        New York, New York 10048-0203

Item 2(c)               Citizenship:
                        Inapplicable

Item 2(d)               Title of Class of Securities:
                        Common Stock

Item 2(e)               CUSIP Number:
                        443794102

Item 3(e)                X   Investment Adviser registered under Section 203
                             of the Investment Advisers Act of 1940

Item 4(a)               Amount Beneficially Owned:   999,975 shares*

Item 4(b)               Percent of Class: 23.52%

Item 4(c)(i)            Sole Power to vote or to direct the vote -  0

Item 4(c)(ii)           Shared power to vote or to direct the vote - 0

Item 4(c)(iii) Sole power to dispose or to direct the disposition of - 0

Item 4(c)(iv) Shared power to dispose or to direct the disposition of - 999,975 shares*
____________
* Reflects the number of common shares of Issuer that will be received upon conversion of the convertible bond held by Oppenheimer Bond Fund.

Item 5                  Ownership to Five Percent or Less of a Class:

                        If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ___
Item 6                  Ownership of More than Five Percent on Behalf of
                        Another Person:
                        See Exhibit A hereto

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                        Inapplicable

Item 8                  Identification and Classification of Members of the
Group:
                        Inapplicable

Item 9                  Notice of Dissolution of Group:
                        Inapplicable

Item 10                 Certification:
                        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE               After reasonable inquiry and to the best of my
                        knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                   August 8, 1996

Signature:              /s/ Merryl Hoffman

Name/Title:             Merryl Hoffman, Vice President

EXHIBIT A



     The Board of Directors or Trustees of the registered investment companies managed by OppenheimerFunds, Inc.("OFI") and owning shares of the issuer can direct the disposition of dividends received by such funds and can dispose of such securities. Additionally, OFI shares the power to dispose of such securities with the Board of Directors or Trustees of such funds; however, the Board of Directors or Trustees of such fund has delegated these responsibilities to OFI as the fund's investment advisor under its investment advisory agreement. OFI has an interest relating to five (5%) percent or more of such securities as disclosed on Page 2 hereof, by virtue of the interest of five percent (5%) or more of such securities by Oppenheimer Bond Fund, as disclosed on pages 3 and 4 hereof. OFI disclaims ownership of such securities, except as expressly stated herein.

EXHIBIT B

     The undersigned investment company hereby acknowledges and agrees that a report on Schedule 13G being filed by OppenheimerFunds, Inc.on or about the date hereof, relating to the Common Stock of Hudson Hotels Corp., is filed on behalf of the undersigned.


Date:  August 8, 1996


                                                 Oppenheimer Bond Fund


                                                 By: /s/ Andrew Donohue


                                                     Andrew Donohue
                                                     Secretary



siegel/hudson.#1